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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Markel Corporation
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   570535104
                                 (CUSIP Number)

                                Jean M. Waggett
                   Senior Vice President and General Counsel
                       Terra Nova (Bermuda) Holdings Ltd.
                      Richmond House, 12 Par-la-Ville Road
                            Hamilton, HM 08, Bermuda
                                 (441) 292-7731
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 28, 2000

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
          Section 240.13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)  Names of Reporting Persons
     --------------------------

     Terra Nova (Bermuda) Holdings Ltd.

     S.S. or I.R.S. Identification Nos. of Above Persons
     ---------------------------------------------------

     N/A

(2)  Check the Appropriate Box if a Member of a Group
     ------------------------------------------------

     (a) [_]
     (b) [X]

(3)  SEC Use Only
     ------------

(4)  Source of Funds
     ---------------

     OO

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     ---------------------------------------------------------------------------
     or 2(e)
     -------

     [_]

(6)  Citizenship or Place of Organization
     ------------------------------------

     Bermuda

Number of Shares                   (7)  Sole Voting Power                      0
Beneficially Owned
by Each Reporting
Person With
                                   (8)  Shared Voting Power              914,426
                                   (9)  Sole Dispositive Power                 0
                                   (10) Shared Dispositive Power               0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     914,426

                                       2
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     -----------------------------------------------------------------

     [_]

(13) Percent of Class Represented by Amount in Row 11
     ------------------------------------------------

     16.3%

(14) Type of Reporting Person
     ------------------------

     HC, IC

Items 4 and 7 are amended as set forth below:

Item 4. Purpose of Transaction.
        ----------------------

   The Merger Agreement provides, subject to the terms and conditions set forth therein, for (i) the merger ("Merger") of MINT Sub Ltd., a corporation to be organized under the laws of Virginia as a wholly-owned subsidiary of Virginia Holdings Inc. ("MINT"), a corporation to be organized under the laws of Virginia, with and into Markel and (ii) a Scheme of Arrangement between Terra Nova and certain of its shareholders (the "Scheme"). Upon completion of the Merger and the Scheme, each of Markel and Terra Nova will be a wholly-owned subsidiary of MINT, which will be renamed Markel Corporation.

   The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory approvals and the satisfaction or waiver of a number of other conditions as more fully described in the Merger Agreement.

   In connection with the Merger, and as an inducement to Terra Nova to enter into the Merger Agreement, the shareholders of Markel set forth in Item 5 (each a "Stockholder" and, collectively, the "Stockholders"), who collectively own 914,426 shares of the Common Stock of Markel, representing 16.3% of the Common Stock currently outstanding, have entered into a Stockholders Agreement, dated as of August 15, 1999, with Markel and Terra Nova (the "Stockholders Agreement").

   Pursuant to the terms of the Stockholders Agreement, as long as the Stockholders Agreement is in force, each Stockholder irrevocably appoints Terra Nova or any designee the lawful agent, attorney and proxy of such Stockholder to vote the shares of Markel's Common Stock held of record or beneficially by such Stockholder (collectively, the "Shares") (i) in favor of the Scheme, the execution and delivery by Markel of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a

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breach of any covenant, representation or warranty or any other obligation or agreement of Markel under the Merger Agreement or the Stockholders Agreement; and (iii) against the following actions (other than the Scheme and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation or other business combination involving Markel or its subsidiaries; (2) a sale, lease or transfer, of a material amount of assets of Markel or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Markel or its subsidiaries; (3)(a) any change in the majority of the Board of Directors of Markel; (b) any material change in the present capitalization of Markel or any material amendment of Markel's certificate of incorporation and memorandum of association; (c) any other material change in Markel's corporate structure or business; or (d) any other action which, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Scheme or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing.

   The Stockholders have also agreed, while the Stockholders Agreement is in force, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

   The Stockholders Agreement terminates at the earlier of the effective time of the Merger and the Scheme or the termination of the Merger Agreement in accordance with its terms.

   The Merger Agreement provides that the parties thereto shall procure at the effective time of the Scheme, that only those directors of Terra Nova and such additional persons, in each case who shall be designated by MINT shall remain or be elected to serve as directors of Terra Nova, each of such directors to hold office in accordance with the applicable provisions of the articles of association of Terra Nova and until their successors shall be elected or appointed and shall duly qualify.

   Following the Merger, Markel will become a wholly-owned subsidiary of MINT. The shares of Common Stock will be delisted from the New York Stock Exchange and will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                                       4
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   On January 31, 2000, Markel and Terra Nova jointly announced that they had entered into a definitive agreement to revise the terms of their August 15, 1999 Merger Agreement ("Amendment No. 2") and that the revised transaction had been approved by their respective Boards of Directors.

   The Merger Agreement, Amendment No. 2 and the Stockholders Agreement are incorporated herein by reference. The descriptions of the Merger and the Scheme, and the terms of the Merger Agreement and the Stockholders Agreement, contained herein are summaries, and qualified in their entirety by reference to the Exhibits 1 through 3 hereto which are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits.
        ---------------------------------

Exhibit No.
-----------

   1 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and the shareholders of Markel Corporation named therein dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.3 to Markel's Form 8-K filed August 20, 1999, File No. 001-13051 (the "Form 8-K")).
   2 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K).
   3 Amendment No. 2 to the Agreement and Plan of Merger and Scheme of Arrangement dated as of January 28, 2000 filed as Exhibit 99.2 to Terra Nova's Form 8-K filed February 4, 2000, is incorporated herein by reference.

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                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000

                                   TERRA NOVA (BERMUDA) HOLDINGS LTD.



                                   By: /s/ Jean M. Waggett
                                       ---------------------------------------
                                       Name:  Jean M. Waggett
                                       Title: Senior Vice President and
                                              General Counsel

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                               INDEX OF EXHIBITS

Exhibit No.
-----------
     1 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and the shareholders of Markel Corporation named therein dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.3 to Markel's Form 8-K filed August 20, 1999, File No. 001-13051 (the "Form 8-K")).
     2 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K).
     3 Amendment No. 2 to the Agreement and Plan of Merger and Scheme of Arrangement dated as of January 28, 2000 filed as Exhibit 99.2 to Terra Nova's Form 8-K filed February 4, 2000, is incorporated herein by reference.

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